Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2015	Q1 2015	For the six months ended April 30, 2015	For the year ended October 2014
Return on Assets	0.99%	0.94%	0.97%	0.99%
Return on Equity	19.3%	19.3%	19.3%	19.0%
Dividend Payout Ratio	46%	45%	45%	47%
Equity to Asset Ratio	5.57%	5.32%	5.44%	5.74%

Results are from Consolidated Financial Statements.